EXHIBIT 99.1

Endeavour Silver Announces Q3 2026 Financial Results and Updates 2026 Guidance

VANCOUVER, British Columbia, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three and nine months ended September 30, 2026. The Company will host a conference call to discuss these results on Tuesday, November 10 at 9:00 a.m. Pacific Time (British Columbia) / 11:00 a.m. Eastern Standard Time; details are provided further in this news release. All dollar amounts are in US dollars ($).

“Our operations continue to deliver strong results, with mine operating cash flow increasing 139% and both cash costs and AISC declining year-over-year. Supported by a strong cash position and healthy working capital, we are well positioned to drive further growth and create long-term shareholder value as we advance the Pitarrilla Project,” said Dan Dickson, CEO. “At Terronera, we are particularly encouraged by the steady improvements in grades, recoveries and operating efficiencies achieved over the past three quarters, and with additional improvements anticipated in the coming quarters, we see continued opportunities to strengthen our operating performance and cash flow generation.”

Q3 2026 Highlights

  Higher Silver and Gold Production: Consolidated production of 2,096,545 ounces (“oz”) silver and 10,126 oz gold for a total of 3.6 million oz silver equivalent (“AgEq”)(1). Q3 production of silver and gold was 19% and 39% higher, respectively, than in the same period in 2025.
  Increased Revenue with High Realized Prices: $184.5 million revenue from the sale of 1,900,368 oz of silver and 9,499 oz of gold at average realized prices of $62.42 per oz silver and $4,290 per oz gold as well as from sales of base metals. Revenue was 29% higher than in the same period in 2025.
  Substantial Cash Flow Growth: $94.70 million in mine operating cash flow before taxes(2), 139% higher than the same period in 2025.
  Steady Operating Costs: Cash costs(2) of $16.55 per oz payable silver and All-in Sustaining Costs (AISC)(2) of $29.54 per oz, net of by-product credits, compared to $18.09 and $30.53, respectively, in Q3 2025.
  Well-Funded Balance Sheet: $287.9 million in cash and $246.7 million in working capital2) as at September 30, 2026.
  Revolving Credit Facility: Executed a $25.0 million secured revolving credit facility, including an accordion feature for up to an additional $75.0 million for an aggregate maximum facility up to $100.0 million, providing increased financial flexibility to support working capital, operations, permitted acquisitions and investments, and the advancement of the Pitarrilla Project.

Production and Cost Guidance

Based on results to date and expected Q4 production, the Company is revising its 2026 silver production guidance at Guanaceví and narrowing the ranges of production at Terronera and Kolpa for a revised consolidated range of 7.8 to 8.1 million ounces of silver. The Company is also revising Terronera's gold production range while tightening the ranges at Guanaceví for a revised consolidated range of 42,000 to 43,500 ounces of gold. Total silver equivalent production has been revised to a range of 13.7 to 14.3 million ounces.

Higher metal prices have also provided greater operating flexibility, allowing the Company to economically mine lower-grade material, particularly at Guanaceví. This approach supports improved resource utilization and is expected to contribute to an extension of mine life. Due to the longer-than-expected transition to liquefied natural gas ("LNG"), which is now in operation, timing of contractor demobilization, workflow optimization and other cost-saving initiatives, as well as lower throughput caused by the blockade at the Terronera mine (see news release dated August 23, 2026), costs in the first nine months of the year were higher than planned. As a result, full year 2026 direct operating costs per tonne at Terronera are expected to be higher than previously guided. Accordingly, the Company is revising its 2026 direct operating cost guidance at Terronera to a range of $170 - $180 per tonne, and as a consequence, the Company is revising its 2026 consolidated direct operating cost guidance to a range of $155 - $165 per tonne.

Financial Overview

Three Months Ended September 30			Q3 2026 Highlights	Nine Months Ended September 30
2026	2025[4]	% Change		2026[3]	2025[4]	% Change
			Production
2,096,545	1,766,926	19%	Silver ounces produced	5,915,874	4,456,455	33%
10,126	7,285	39%	Gold ounces produced	32,340	23,379	38%
6,504	5,664	15%	Lead tonnes produced	17,650	9,167	93%
4,558	3,666	24%	Zinc tonnes produced	11,389	5,982	90%
3,611,034	3,037,156	19%	Silver equivalent ounces produced(1)	10,390,771	7,438,645	40%
16.55	18.09	(9)%	Cash costs per silver ounce ($)(2)	20.73	16.58	25%
29.91	28.95	3%	Total production costs per ounce ($)(2)	33.81	26.43	28%
29.54	30.53	(3)%	All-in sustaining costs per ounce ($)(2)	34.32	27.19	26%
510,944	400,245	28%	Processed tonnes	1,477,177	913,580	62%
152.26	144.88	5%	Direct operating costs per tonne ($)(2)	166.24	145.91	14%
204.11	192.78	6%	Direct costs per tonne ($)(2)	225.61	198.92	13%
			Financial
184.5	111.4	66%	Revenue from operations ($ millions)	606.3	260.2	133%
1,900,368	1,762,484	8%	Silver ounces sold	5,596,696	4,441,848	26%
9,499	7,478	27%	Gold ounces sold	31,265	23,722	32%
62.42	38.58	62%	Realized silver price per ounce ($)(2)	72.16	35.07	106%
4,290	3,550	21%	Realized gold price per ounce ($)(2)	4,556	3,308	38%
-	31.5	(100)%	Pre-operating production revenue ($ millions)	-	34.8	(100)%
26.40	(42.01)	163%	Net earnings (loss) ($ millions)	157.80	(95.32)	266%
42.10	(1.98)	2229%	Adjusted net earnings (loss) ($ millions)(2)	146.00	(11.46)	1374%
68.70	15.61	340%	Mine operating earnings ($ millions)	236.20	36.20	553%
94.70	39.66	139%	Mine operating cash flow before taxes ($ millions)(2)	309.10	84.63	265%
48.40	13.70	253%	Operating cash flow before working capital changes ($ millions)(2)	132.10	36.34	264%
66.60	(12.96)	614%	EBITDA ($ millions)(2)	285.50	(31.16)	1016%
83.40	27.93	199%	Adjusted EBITDA ($ millions)(2)	277.10	52.23	431%
246.70	(56.10)	540%	Working capital ($ millions) (2)	246.70	(56.10)	540%
			Shareholders
0.09	(0.14)	162%	Earnings (loss) per share - basic ($)	0.53	(0.34)	256%
0.14	(0.01)	2195%	Adjusted earnings (loss) per share - basic ($)(2)	0.49	(0.04)	1302%
0.16	0.05	248%	Operating cash flow before working capital changes per share ($)(2)	0.45	0.13	243%
296,217	291,373	2%	Basic weighted average shares outstanding ('000)	295,991	279,184	6%

(1) Silver equivalents for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(3) Bolañitos mine was sold January 15, 2026, and the 15 day period from January 1, 2026, to January 15, 2026, is included in the consolidated results above.
(4) Kolpa was acquired on May 1, 2025, accordingly the nine months ended September 30, 2025, include five months of operations of the Kolpa mine.

Consolidated direct operating costs per tonne in Q3 2026 were $152.26, 5% higher than $144.88 in Q3 2025. Q3 2026 average cost includes Terronera with direct operating costs per tonne higher than the average at $155.52 while the comparative period included Bolañitos with a lower $111.44 cost per tonne. Cost per tonne at Guanaceví remained relatively flat while costs at Kolpa slightly decreased from $141.92 to $137.50 per tonne.

Direct operating costs per tonne (1)	Terronera	Guanaceví	Kolpa	Total
Three months ended March 31, 2026	195.11	238.30	155.92	186.92
Three months ended June 30, 2026	169.49	172.22	151.38	161.73
Three months ended September 30, 2026	155.52	188.35	137.50	152.26

(1) This is a non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Direct operating cost per tonne trended downwards throughout 2026. In Terronera the cost per tonne declined from $195.11 in Q1 to $169.49 in Q2 primarily due to the contractor demobilization and workflow optimization and then further decreased to $155.52 in Q3 primarily due to the completion of the LNG plant to transition power generation from diesel to LNG. At Kolpa, cost per tonne went from $155.92 in Q1 to $151.38 in Q2 and $137.50 in Q3 as throughput increased, despite continuous increased labour costs resulting from a shortage of skilled mining personnel as well as increased employee participation payments driven by higher production and metal prices. As a result, consolidated direct operating costs per tonne decreased from $186.92 in Q1 2026 to $161.73 in Q2 and to $152.26 in Q3 2026.

Consolidated cash costs per silver ounce, net of by-product credits, were $16.55 in Q3 2026, representing a 9% decrease from $18.09 in Q3 2025 due to the higher metal prices driving higher by-product credits while simultaneously driving higher third-party material costs that partially offset the impact of the by-product credit increase. Each mine has different costs and produces different amounts of payable silver, which affects the consolidated cash cost per ounce depending on the mix of production. For the three months ended September 30, 2026, the cash costs per silver ounce were $15.30 for Kolpa, $33.97 for Guanaceví, and negative $0.20 for Terronera.

Consolidated All-in Sustaining Costs (AISC) per silver ounce in Q3 2026 were $29.54, 3% lower than $30.53 in Q3 2025, predominantly due to the addition of Terronera with a lower than average AISC of $21.81, and lower AISC at Kolpa, partially offset by a higher AISC at Guanaceví.

In Q3 2026, the Company’s mine operating earnings were $68.7 million which is $53.1 million higher than the $15.6 million for the same period in 2025, driven by higher metal prices offset by lower volume of silver and gold ounces sold due to the sale of Bolañitos and the timing of shipments which resulted in higher period-end finished goods inventory. Revenue was $184.5 million, compared to $142.8 million in Q3 2025, while cost of sales, which now include commercial production levels at Terronera but no longer include Bolañitos, decreased to $115.8 million from $127.2 million.

The Company recorded operating earnings of $53.5 million in Q3 2026 (Q3 2025 – $1.8 million) after exploration and evaluation costs of $10.5 million ( Q3 2025 – $7.3 million) and general and administrative expenses of $4.7 million ( Q3 2025 – $6.5 million). Exploration expenses increased due to additional expenditures on advancing Pitarrilla while general and administrative expenses decreased predominantly due to the $2.4 million comparatively lower loss on the revaluation of the cash-settled deferred share units liability.

The Company recognized a $10.3 million loss on derivative contract revaluations in Q3 2026 (Q3 2025 – $39.0 million loss). Finance costs increased to $5.7 million (Q3 2025 – $1.0 million), primarily due to a $5.1 million finance charge related to the senior convertible notes issued in December 2025. Investment and other income of $2.5 million (Q3 2025 – income of $0.1 million) were recorded during the period, largely due to the $4.4 million finance income partially offset by $1.5 million revaluation of Guanajuato Silver shares received as consideration for the sale of Bolañitos. As a result, earnings before taxes were $39.5 million in Q3 2026, compared to a loss before taxes of $37.5 million in Q3 2025.

This news release should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended September 30, 2026, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

About Endeavour Silver
Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Conference Call

Management will host a conference call to discuss the Company’s Q3 2026 financial results on Tuesday, November 10 at 9:00 a.m. Pacific Time (British Columbia) / 11:00 a.m. Eastern Standard Time.

Date:	Tuesday, November 10, 2026
Time:	9:00 a.m. Pacific Time (British Columbia) / 11:00 a.m. Eastern Standard Time.
Telephone:	Canada & US +1-833-752-3348
International +1-647-846-2804
Replay:	Canada/US Toll Free +1-855-669-9658
International +1-412-317-0088
Access code is 5403106; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss), adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), sustaining and growth capital.

Please see the September 30, 2026 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the September 30, 2026 MD&A available on SEDAR at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in millions of U.S. dollars	As at September 30, 2026	As at December 31, 2025

Current assets	$453.3	$423.2
Current liabilities	206.6	276.8
Working capital surplus	$246.7	$146.4

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$26.40	$(42.01)	$157.80	$(95.32)
Unrealized foreign exchange (Gain) loss	3.4	(1.2)	1.0	(3.8)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	10.5	38.9	14.6	81.0
(Gain) on sale of Bolañitos	-	-	(36.5)	-
Acquisition costs	-	-	-	3.6
Change in fair value of investments	1.5	(0.5)	9.9	(0.8)
Change in fair value of cash settled DSUs	0.3	2.7	(0.8)	4.0
Adjusted net earnings (loss)	$42.1	$(2.0)	$146.0	$(11.5)
Basic weighted average share outstanding ('000)	296,217	291,373	295,991	279,184
Adjusted net earnings (loss) per share	$0.14	$(0.01)	$0.49	$(0.04)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Mine operating earnings per financial statements	$68.7	$15.6	$236.2	$36.2
Share-based compensation	0.3	0.1	0.7	0.3
Depreciation	25.7	23.9	72.2	48.1
Mine operating cash flow before taxes	$94.7	$39.7	$309.1	$84.6

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2026	2025	2026	2025
Cash from operating activities per financial statements	$76.5	$27.1	$137.0	$52.0
Net changes in non-cash working capital per financial statements	28.1	13.4	4.9	15.6
Operating cash flow before working capital changes	$48.4	$13.7	$132.1	$36.3
Basic weighted average shares outstanding ('000)	296,217	291,373	295,991	279,184
Operating cash flow before working capital changes per share	$0.16	$0.05	$0.45	$0.13

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$26.4	$(42.0)	$157.8	$(95.3)
Depreciation - cost of sales	25.7	23.9	72.2	48.1
Depreciation - exploration, evaluation and development	0.3	0.1	0.6	0.4
Depreciation - general & administration	0.1	0.1	0.3	0.3
Finance costs	5.4	0.7	16.3	1.7
Current income tax expense	14.2	10.7	58.7	25.0
Deferred income tax expense (recovery)	(1.1)	(6.2)	(11.6)	(9.6)
Interest income	(4.4)	(0.3)	(8.80)	(1.84)
EBITDA	$66.6	$(13.0)	$285.5	$(31.2)
Share based compensation	1.1	1.0	3.4	3.1
Unrealized foreign exchange (gain) loss	3.4	(1.2)	1.0	(3.8)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	10.5	38.9	14.6	81.0
(Gain) on sale of Bolañitos	-	-	(36.5)	-
Change in fair value of investments	1.5	(0.5)	9.9	(0.8)
Change in fair value of cash settled DSUs	0.3	2.7	(0.8)	4.0
Adjusted EBITDA	$83.4	$27.9	$277.1	$52.2
Basic weighted average shares outstanding ('000)	296,217	291,373	295,991	279,184
Adjusted EBITDA per share	$0.28	$0.10	$0.94	$0.19

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$24.0	$25.1	$-	$33.3	$82.4
Purchase of the third-party material	-	(13.1)	-	(0.8)	(13.9)
Smelting and refining costs included in revenue	1.4	-	-	2.2	3.6
Opening finished goods	(1.3)	(12.3)	-	(0.9)	(14.5)
Closing finished goods	1.6	17.2	-	1.4	20.2
Direct operating costs	25.7	16.9	-	35.2	77.8
Purchase of the third-party material	-	13.1	-	0.8	13.9
Royalties	1.9	4.4	-	1.1	7.4
Special mining duty(1)	2.1	2.0	-	1.1	5.2
Direct costs	29.7	36.4	-	38.2	104.3
By-products sales	(30.4)	(10.5)	-	(28.7)	(69.6)
Opening by-products inventory fair market value	1.7	3.6	-	0.8	6.1
Closing by-products inventory fair market value	(1.2)	(5.6)	-	(0.5)	(7.3)
Cash costs net of by-products	(0.2)	23.9	-	9.8	33.5
Depreciation	9.7	5.0	-	11.0	25.7
Share-based compensation	0.1	0.1	-	0.1	0.3
Opening finished goods depreciation	(0.4)	(2.6)	-	(0.1)	(3.1)
Closing finished goods depreciation	0.5	3.6	-	0.3	4.4
Total production costs	$9.7	$30.0	$-	$21.1	$60.8

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	165,171	89,722	-	256,052	510,944
Payable silver ounces	683,088	702,659	-	645,679	2,031,425

Cash costs per silver ounce	$(0.20)	$33.97	$-	$15.30	$16.55
Total production costs per ounce	$14.23	$42.72	$-	$32.57	$29.91
Direct operating costs per tonne	$155.52	$188.35	$-	$137.50	$152.26
Direct costs per tonne	$180.23	$405.19	$-	$149.06	$204.11

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$26.3	$11.7	$26.8	$64.7
Purchase of the third-party material	-	(7.3)	-	(1.0)	(8.3)
Smelting and refining costs included in revenue	-	-	0.4	1.9	2.4
Opening finished goods	-	(5.9)	(0.9)	(0.6)	(7.4)
Closing finished goods	-	5.5	0.5	0.6	6.7
Direct operating costs	-	18.5	11.7	27.8	58.0
Purchase of the third-party material	-	7.3	-	1.0	8.3
Royalties	-	7.6	0.2	0.6	8.4
Special mining duty(1)	-	1.4	0.5	0.6	2.4
Direct costs	-	34.8	12.5	30.0	77.2
By-products sales	-	(11.3)	(14.7)	(20.6)	(46.6)
Opening by-products inventory fair market value	-	2.3	1.3	0.5	4.1
Closing by-products inventory fair market value	-	(2.3)	(0.7)	(0.5)	(3.5)
Cash costs net of by-products	-	23.5	(1.6)	9.3	31.2
Depreciation	-	8.3	2.9	7.6	18.8
Share-based compensation	-	-	-	-	0.1
Opening finished goods depreciation	-	(1.8)	(0.2)	(0.1)	(2.2)
Closing finished goods depreciation	-	1.7	0.1	0.1	2.0
Total production costs	$-	$31.6	$1.3	$17.0	$50.0

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	99,340	105,153	195,752	400,245
Payable silver ounces	-	1,021,248	137,052	567,017	1,725,317

Cash costs per silver ounce	$-	$22.98	$(11.47)	$16.43	$18.09
Total production costs per ounce	$-	$30.98	$9.70	$29.95	$28.95
Direct operating costs per tonne	$-	$186.11	$111.44	$141.92	$144.88
Direct costs per tonne	$-	$349.83	$118.41	$153.03	$192.78

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$87.1	$86.9	$1.7	$91.7	$267.4
Purchase of the third-party material	-	(38.7)	-	(2.6)	(41.3)
Smelting and refining costs included in revenue	4.0	0.2	-	7.7	11.9
Opening finished goods	(3.0)	(8.6)	(0.2)	(0.8)	(12.6)
Closing finished goods	1.6	17.2	-	1.4	20.2
Direct operating costs	89.7	57.0	1.5	97.4	245.6
Purchase of the third-party material	-	38.7	-	2.6	41.3
Royalties	6.6	19.3	-	3.8	29.7
Special mining duty(1)	8.2	4.8	0.2	3.4	16.6
Direct costs	104.5	119.8	1.7	107.2	333.2
By-products sales	(104.6)	(35.4)	(2.5)	(71.8)	(214.3)
Opening by-products inventory fair market value	3.0	3.2	0.1	0.6	6.9
Closing by-products inventory fair market value	(1.2)	(5.6)	-	(0.5)	(7.3)
Cash costs net of by-products	1.7	82.0	(0.7)	35.5	118.5
Depreciation	29.0	17.1	-	26.1	72.2
Share-based compensation	0.3	0.1	-	0.3	0.7
Opening finished goods depreciation	(0.5)	(1.8)	-	(0.1)	(2.4)
Closing finished goods depreciation	0.5	3.6	-	0.3	4.4
Total production costs	$31.0	$101.0	$(0.7)	$62.1	$193.4

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	516,318	285,684	13,988	661,187	1,477,177
Payable silver ounces	1,775,653	2,179,554	17,668	1,746,460	5,719,334

Cash costs per silver ounce	$0.97	$37.60	$(34.70)	$20.32	$20.73
Total production costs per ounce	$17.45	$46.38	$(34.69)	$35.46	$33.81
Direct operating costs per tonne	$173.72	$199.38	$113.74	$147.18	$166.24
Direct costs per tonne	$202.50	$419.14	$130.37	$162.04	$225.61

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$74.8	$33.0	$43.1	$150.9
Purchase of the third-party material	-	(20.3)	-	(1.6)	(21.9)
Smelting and refining costs included in revenue	-	-	1.2	3.0	4.2
Opening finished goods	-	(5.4)	(0.5)	(0.6)	(6.5)
Closing finished goods	-	5.5	0.5	0.6	6.7
Direct operating costs	-	54.5	34.3	44.5	133.3
Purchase of the third-party material	-	20.3	-	1.6	21.9
Royalties	-	19.8	0.6	0.6	21.0
Special mining duty(1)	-	3.4	1.4	0.7	5.5
Direct costs	-	98.1	36.2	47.5	181.7
By-products sales	-	(35.7)	(40.6)	(33.9)	(110.2)
Opening by-products inventory fair market value	-	3.2	0.8	0.5	4.5
Closing by-products inventory fair market value	-	(2.3)	(0.7)	(0.5)	(3.5)
Cash costs net of by-products	-	63.2	(4.3)	13.6	72.5
Depreciation	-	21.1	8.3	12.8	42.2
Share-based compensation	-	0.1	0.1	0.1	0.3
Opening finished goods depreciation	-	(1.2)	(0.1)	(0.1)	(1.4)
Closing finished goods depreciation	-	1.7	0.1	0.1	2.0
Total production costs	$-	$85.0	$4.2	$26.4	$115.6

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	298,612	300,320	314,648	913,580
Payable silver ounces	-	3,028,411	418,312	926,364	4,373,087

Cash costs per silver ounce	$-	$20.88	$(10.32)	$14.64	$16.58
Total production costs per ounce	$-	$28.08	$9.93	$28.50	$26.43
Direct operating costs per tonne	$-	$182.56	$114.12	$141.47	$145.91
Direct costs per tonne	$-	$328.42	$120.54	$150.82	$198.92

Expressed in millions of U.S. dollars	September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	1.6	17.2	-	1.4	20.2
Closing finished goods depreciation	0.5	3.6	-	0.3	4.4
Finished goods inventory	$2.1	$20.8	$-	$1.7	$24.6

Expressed in millions of U.S. dollars	September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	-	5.5	0.5	0.6	6.7
Closing finished goods depreciation	-	1.7	0.1	0.1	2.0
Finished goods inventory	$-	$7.2	$0.7	$0.7	$8.6

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$(0.2)	$23.9	$-	$9.8	$33.5
Operations share-based compensation	0.1	0.1	-	0.1	0.3
Corporate general and administrative	1.4	1.0	-	1.4	3.8
Corporate share-based compensation	0.3	0.2	-	0.3	0.8
Reclamation - amortization/accretion	0.1	0.1	-	0.1	0.3
Mine site expensed exploration	0.4	0.3	-	1.7	2.4
Equipment loan payments	0.7	-	-	0.1	0.8
Capital expenditures sustaining	12.1	3.1	-	2.9	18.1
All-In-Sustaining Costs	$14.9	$28.7	$-	$16.4	$60.0
Growth exploration, evaluation and development					7.8
Growth capital expenditures					9.2
All-In-Costs					$77.0

	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	165,171	89,722	-	256,052	510,944
Payable silver ounces	683,088	702,659	-	645,679	2,031,425
Silver equivalent production (ounces)	1,354,759	970,205	-	1,286,070	3,611,034
All-in-Sustaining cost per ounce	$21.81	$40.84	$-	$25.40	$29.54

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$23.5	$(1.6)	$9.3	$31.2
Operations share-based compensation	-	-	-	-	0.1
Corporate general and administrative	-	2.6	1.0	2.2	5.8
Acquisition costs	-	-	-	-	-
Corporate share-based compensation	-	0.2	0.1	0.4	0.7
Reclamation - amortization/accretion	-	0.2	0.1	0.1	0.3
Mine site expensed exploration	-	0.3	0.3	1.5	2.1
Equipment loan payments	-	-	-	0.1	0.1
Capital expenditures sustaining	-	5.0	3.9	3.5	12.4
All-In-Sustaining Costs	$-	$31.8	$3.7	$17.2	$52.7
Acquisition costs					-
Growth exploration, evaluation and development					4.8
Growth capital expenditures					22.3
All-In-Costs					$79.8

	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	99,340	105,153	195,752	400,245
Payable silver ounces	-	1,021,248	137,052	567,017	1,725,317
Silver equivalent production (ounces)	-	1,279,860	471,158	1,286,139	3,037,156
All-in-Sustaining cost per ounce	$-	$31.09	$27.22	$30.31	$30.53

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$1.7	$82.0	$(0.7)	$35.5	$118.5
Operations share-based compensation	0.3	0.1	-	0.3	0.7
Corporate general and administrative	3.5	2.7	0.1	3.0	9.3
Corporate share-based compensation	1.0	0.7	-	0.9	2.6
Reclamation - amortization/accretion	0.3	0.4	-	0.2	0.9
Mine site expensed exploration	1.1	1.2	-	4.1	6.4
Equipment loan payments	2.4	-	-	0.4	2.8
Capital expenditures sustaining	31.4	15.8	0.2	7.7	55.1
All-In-Sustaining Costs	$41.7	$102.9	$(0.4)	$52.1	$196.3
Growth exploration, evaluation and development					14.9
Growth capital expenditures					23.9
All-In-Costs					$235.1

	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	516,318	285,684	13,988	661,187	1,477,177
Payable silver ounces	1,775,653	2,179,554	17,668	1,746,460	5,719,334
Silver equivalent production (ounces)	3,949,375	2,968,054	62,765	3,410,577	10,390,771

All-in-Sustaining cost per ounce	$23.46	$47.20	$(20.22)	$29.84	$34.32

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$63.2	$(4.3)	$13.6	$72.5
Operations share-based compensation	-	0.1	0.1	0.1	0.3
Corporate general and administrative	-	6.3	2.4	7.0	15.7
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	-	1.3	0.5	0.7	2.4
Reclamation - amortization/accretion	-	0.5	0.3	0.1	0.8
Mine site expensed exploration	-	0.9	0.6	2.6	4.1
Equipment loan payments	-	-	-	0.2	0.2
Capital expenditures sustaining	-	13.2	7.5	5.9	26.5
All-In-Sustaining Costs	$-	$85.5	$7.0	$26.4	$118.9
Acquisition costs					3.6
Growth exploration, evaluation and development					11.8
Growth capital expenditures					103.8
All-In-Costs					$238.2

	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	298,612	300,320	314,648	913,580
Payable silver ounces	-	3,028,411	418,312	926,364	4,373,087
Silver equivalent production (ounces)	-	3,897,142	1,450,287	2,091,217	7,438,645

All-in-Sustaining cost per ounce	$-	$28.24	$16.72	$28.51	$27.19

Reconciliation of Sustaining Capital and Growth Capital

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Capital expenditures sustaining	$18.1	$12.4	$55.1	$26.5
Growth capital expenditures	9.2	22.3	23.9	103.8
Other non-cash additions and adjustments to properties, plant and equipment	(0.3)	-	1.1	$0.0
Property, plant and equipment expenditures per financial statements	$27.0	$34.6	$80.1	$130.4

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Mine site expensed exploration	$2.4	$2.1	$6.4	$4.1
Growth exploration, evaluation and development	7.8	4.8	14.9	11.8
Total exploration, evaluation and development	10.2	6.9	21.3	15.9
Exploration, evaluation and development depreciation	0.3	0.1	0.6	0.4
Exploration, evaluation and development share-based compensation	-	0.2	0.1	0.4
Exploration, evaluation and development expense	$10.5	$7.2	$22.0	$16.7

Reconciliation of Realized Metal Prices Per Ounce

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025(1)	2026	2025(1)
Gross silver sales	$118.6	$76.2	$403.9	$164.2
Silver ounces sold	1,900,368	1,975,175	5,596,696	4,682,170
Realized silver price per ounce	$62.42	$38.58	$72.16	$35.07

1) inclusive of 212,691 oz of silver from pre-operating production at Terronera during three months and 240,321 oz during the nine months period ended September 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025(1)	2026	2025(1)
Gross gold sales	$40.9	$49.2	$142.5	$101.9
Gold ounces sold	9,499	13,847	31,265	30,816
Realized gold price per ounce	$4,290	$3,550	$4,556	$3,308

1) inclusive of 6,386 oz of gold from pre-operating production at Terronera during three months and 7,094 oz during the nine months ended September 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Gross lead sales	$11.7	$10.4	$32.2	$17.2
Lead tonnes sold	6,033	5,345	16,531	8,689
Realized lead price per tonne	$1,950	$1,957	$1,950	$1,979

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Gross zinc sales	$13.6	$8.8	$32.0	$14.4
Zinc tonnes sold	3,823	3,115	9,572	5,089
Realized zinc price per tonne	$3,542	$2,817	$3,341	$2,829

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Gross copper sales	$1.9	$1.1	$4.1	$1.7
Copper tonnes sold	136	115	302	172
Realized copper price per tonne	$14,358	$10,009	$13,663	$9,953

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding expected operating and efficiency improvements, the Company’s strategic objectives, areas of priority, plans at Pitarrilla, the planned allocation of resources, revised production and cost guidance for 2026, higher than guided operating costs at Terronera, Endeavour’s ability to unlock value across the Company’s development pipeline and deliver long-term value for its stakeholders, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Canadian dollar, Chilean peso, and U.S. dollar); fluctuations in interest rates; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); disruptions and delays due to blockades, protest, demonstrations and similar actions; inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.